Exhibit 99.1

Press Release Source: Exscientia (NASDAQ: EXAI)

Exscientia and Sanofi establish strategic research collaboration to develop AI-driven pipeline of precision-engineered medicines

*	Collaborative efforts aim to accelerate drug discovery and improve clinical success

*	Agreement to utilize Exscientia’s AI-based capabilities and personalised medicine platform from target identification through patient selection

*	Research will be focused on up to 15 novel small molecule candidates across oncology and immunology

*	Exscientia will receive an upfront cash payment of $100 million with the potential of $5.2 billion in total milestones plus tiered royalties

PARIS, OXFORD, and BOSTON – January 7, 2022 – Sanofi and Exscientia announced today a groundbreaking research collaboration and license agreement to develop up to 15 novel small molecule candidates across oncology and immunology, leveraging Exscientia’s end-to-end AI-driven platform utilizing actual patient samples. The companies have been working together since 2016 and in 2019, Sanofi in-licensed Exscientia’s novel bispecific small molecule candidate capable of targeting two distinct targets in inflammation and immunology.

“We look forward to deepening our work with Exscientia, a leader in leveraging AI to modernize all aspects of drug discovery and development,” said Frank Nestle, Global Head of Research and Chief Scientific Officer, Sanofi. “Sanofi’s collaboration with Exscientia aims to transform how we discover and develop new small molecule medicines for cancer and immune-mediated diseases. Application of sophisticated AI and machine learning methods will not only shorten drug discovery timelines, but will also help to design higher quality and better targeted medicines for patients.”

Exscientia and Sanofi will collaborate to identify and select target projects, leveraging Exscientia’s personalised medicine platform. The platform enables a “patient-first” approach through integrating primary human tissue samples into early target and drug discovery research. By doing so, Exscientia scientists can integrate patient, disease, and clinically relevant data into decisions on potential new medicine candidates earlier in the drug creation process. In addition to target discovery, Exscientia will lead small molecule drug design and lead optimization activities up to development candidate nomination, with Sanofi assuming responsibility for preclinical and clinical development, manufacturing and commercialization.

“It is immensely exciting to collaborate with Sanofi with our goal of realizing the full potential of AI to deliver the next generation of cancer and immunology medicines,” said Andrew Hopkins, DPhil, CEO and founder of Exscientia. “Our AI-driven platform can be leveraged across drug discovery, translational research and development, with applications ranging from improving the precision medicine and quality of drug candidates to enriching for patient selection in clinical trials. Our expanded collaboration with Sanofi will utilise the breadth of our platform to test AI-designed drug candidates against patient tissue models, potentially providing far better accuracy than conventional approaches such as mouse models. When you consider the change this represents – testing candidates against actual human tissue years before a clinical trial – it’s transformative.”

Under the terms of the agreement, Exscientia will receive an upfront cash payment of $100 million from Sanofi and will be eligible to receive future research, translational, clinical development, regulatory and commercial milestone payments of up to approximately $5.2 billion in aggregate, if all milestones for all programs are achieved. In the case that Sanofi commercializes a therapeutic from the collaboration, Exscientia will also be eligible to receive tiered royalties on product sales ranging from high-single-digits to mid-teens and an option for clinical co-investment to increase the royalty rate up to 21% on net sales of co-funded products. The upfront cash payment of $100 million is expected to be reflected in the first quarter 2022 financial results of Exscientia as cash inflows from collaborations and recognized as revenue over the duration of the agreement.

About Exscientia

Exscientia is an AI-driven pharmatech company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Exscientia developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcomes in a prospective interventional clinical study, as well as to progress AI-designed small molecules into the clinical setting. Our pipeline demonstrates our ability to rapidly translate scientific concepts into precision-designed therapeutic candidates, with more than 25 projects advancing, including the first three AI-designed drug candidates to enter Phase 1 clinical trials.

Exscientia has offices in Oxford, Vienna, Dundee, Boston, Miami and Osaka. For more information visit us on https://www.exscientia.ai or follow us on Twitter @exscientiaAI.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi Media Relations Contacts

Sally Bain

Tel: +1 (781) 264-1091

Sally.Bain@sanofi.com

Sandrine Guendoul

Tel.: +33 (0)6 25 09 14 25

Sandrine.Guendoul@sanofi.com

Sanofi Investor Relations Contacts Paris

Eva Schaefer-Jansen

Arnaud Delepine

Nathalie Pham

Sanofi Investor Relations Contacts North America

Felix Lauscher

Tel.: +33 (0)1 53 77 45 45

investor.relations@sanofi.com

https://www.sanofi.com/en/investors/contact

Exscientia Media Relations Contact

Amanda Galgay

agalgay@exscientia.ai

Exscientia Investor Relations Contact

Sara Sherman

investors@exscientia.ai

Exscientia Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements with regard to Exscientia’s expectations regarding the ability of its AI-supported personalised medicine platform to design and develop novel small molecule candidates across oncology and immunology. Words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the uncertainties inherent in predicting future results and conditions and no assurance can be given that the AI-supported personalised medicine platform discussed above will be successful in developing novel small molecule candidates in the oncology and immunology fields or achieving any milestone in its agreement with Sanofi. Exscientia undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2020. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.